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                                                               Expires: January
                                                               31, 2002
                                UNITED STATES                  -----------------
                     SECURITIES AND EXCHANGE COMMISSION        Estimated average
                           Washington, D.C. 20549              burden hours per
                                                               response...2.50
                                FORM 12b-25                    -----------------

                        NOTIFICATION OF LATE FILING            -----------------
                                                                SEC FILE NUMBER
                                                                    0-15179
                                                               -----------------
                                                                 CUSIP NUMBER
                                                                  640902 10 2
                                                               -----------------

(Check One):  Form 10-K    Form 20-F    Form 11-K   |X| Form 10-Q    Form N-SAR

               For Period Ended:  September 30, 2001
               [ ] Transition Report on Form 10-K
               [ ] Transition Report on Form 20-F
               [ ] Transition Report on Form 11-K
               [ ] Transition Report on Form 10-Q
               [ ] Transition Report on Form N-SAR
               For the Transition Period Ended: ___________________


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Read Instruction (on back page) Before Preparing Form. Please Print or Type.
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Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

Full Name of Registrant

         NEUROTECH DEVELOPMENT CORPORATION
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Former Name if Applicable

         Formerly NEUROTECH CORPORATION
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Address of Principal Executive Office (Street and Number)

         10 CEDAR SWAMP ROAD
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City, State and Zip Code

         GLEN COVE, NEW YORK 11542
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PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report, semi-annual report, transition report on |X| Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

         The registrant cannot file its Form 10-QSB for the quarter ending September 30, 2001, within the prescribed time period because the registrant has not completed the process of gathering and analyzing financial information necessary for finalizing its financial statements that will be included in the registrant's Form 10-QSB. In addition, the registrant needs additional time to complete and to describe some current events which it believes may be material to the registrant and its financial condition.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Bernard Artz, Chairman                516                671-2400
---------------------------------      -----------       ------------------
             (Name)                    (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
identify report(s). |X| Yes   No

--------------------------------------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
  Yes |X| No


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If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                       N/A

       NEUROTECH DEVELOPMENT CORPORATION (Formerly Neurotech Corporation)
       ------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:   November 14, 2001            By:  /S/  Bernard Artz
     -----------------------             ------------------------------
                                         Name:   Bernard Artz
                                         Title:  Chairman and Director


                                November 14, 2001

Securities and Exchange Commission
450 Fifth Street
Washington, D.C.  20549

         Re:      Neurotech Development Corporation

         This letter is written in response to the requirement of Rule 12b-25(c) under the Securities Exchange Act of 1934 and in satisfaction of item(c) of Part II of Form 12b-25.

         We are the independent auditors of Neurotech Development Corporation (the "Registrant"). The Registrant has stated in Part III of its filing on Form 12b-25 that it is unable to timely file, without unreasonable effort or expense, its Quarterly Report on Form 10-QSB for the quarter ended September 30, 2001, because the Registrant has not completed the process of gathering and analyzing financial information necessary for finalizing its financial statements.

         We hereby advise you that we have read the statements made by the Registrant in Part III of its filing on Form 12b-25 relating to its Quarterly Report on Form 10-QSB for the quarter ended September 30, 2001, and agree with the statements made therein as they relate to accounting and auditing matters.

                                                  Very truly yours,

                                                  /S/ WEAVER AND TIDWELL L.L.P.
                                                  -----------------------------
                                                  WEAVER AND TIDWELL L.L.P.


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